UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VIPSHOP HOLDINGS LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G93629106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G93629106

1.	Names of Reporting Persons. Elegant Motion Holdings Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
16,510,358 shares (represented by 16,510,358 Class B ordinary shares, which may be converted into 16,510,358 Class A ordinary shares at any time), all of which are directly held by Elegant Motion Holdings Limited.[1]

	6.	Shared Voting Power 0.

7.

Sole Dispositive Power
16,510,358 shares (represented by 16,510,358 Class B ordinary shares, which may be converted into 16,510,358 Class A ordinary shares at any time), all of which are directly held by Elegant Motion Holdings Limited.[1]

	8.	Shared Dispositive Power 0.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,510,358[2]

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 14.3%[3]

12.	Type of Reporting Person CO

1 Except that each of Eric Ya Shen and Xiaochun Zhang may be deemed to have shared voting power or shared dispositive power with Elegant Motion Holdings Limited (see Item 4), and that SYZXC Trust, an entity that is separately reporting its beneficial ownership over the shares of the Company, may be deemed to have sole voting and dispositive power with respect to the shares directly held by Elegant Motion Holdings Limited.

2 Consists of 16,510,358 Class B ordinary shares of the Company directly held by Elegant Motion Holdings Limited, which is ultimately wholly owned by the SYZXC Trust. On September 15, 2014, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share and Class A ordinary shares are not convertible into Class B ordinary shares.  Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.  The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights as noted above.

3 Assumes conversion of all such reporting person’s beneficial ownership of Class B ordinary shares into Class A ordinary shares.

1.	Names of Reporting Persons. Eric Ya Shen

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
16,510,358 shares (represented by 16,510,358 Class B ordinary shares, which may be converted into 16,510,358 Class A ordinary shares at any time), all of which are directly held by Elegant Motion Holdings Limited.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
16,510,358 shares (represented by 16,510,358 Class B ordinary shares, which may be converted into 16,510,358 Class A ordinary shares at any time), all of which are directly held by Elegant Motion Holdings Limited.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,510,358[1]

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 14.3%[2]

12.	Type of Reporting Person IN

1 Consists of 16,510,358 Class B ordinary shares directly held by Elegant Motion Holdings Limited, a British Virgin Islands company ultimately owned by the SYZXC Trust (see Item 4).

2 Assumes conversion of all such reporting person’s beneficial ownership of Class B ordinary shares into Class A ordinary shares.

1.	Names of Reporting Persons. Xiaochun Zhang

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
16,510,358 shares (represented by 16,510,358 Class B ordinary shares, which may be converted into 16,510,358 Class A ordinary shares at any time), all of which are directly held by Elegant Motion Holdings Limited.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
16,510,358 shares (represented by 16,510,358 Class B ordinary shares, which may be converted into 16,510,358 Class A ordinary shares at any time), all of which are directly held by Elegant Motion Holdings Limited.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,510,358[1]

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 14.3%[2]

12.	Type of Reporting Person IN

1 Consists of 16,510,358 Class B ordinary shares directly held by Elegant Motion Holdings Limited, a British Virgin Islands company ultimately owned by the SYZXC Trust (see Item 4).

2 Assumes conversion of all such reporting person’s beneficial ownership of Class B ordinary shares into Class A ordinary shares.

Item 1(a).	Name of Issuer: Vipshop Holdings Limited, a Cayman Islands company (the “Company”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: No. 20 Huahai Street, Liwan District Guangzhou 510370 The People’s Republic of China

Item 2(a).	Name of Person Filing: Elegant Motion Holdings Limited Eric Ya Shen Xiaochun Zhang
Item 2(b).

Address of Principal Business Office or, if none, Residence:
For Elegant Motion Holdings Limited:
Trident Chambers, Wickhams Cay, PO Box 146
Road Town, Tortola, British Virgin Islands

For Eric Ya Shen and Xiaochun Zhang:
No. 20 Huahai Street, Liwan District
Guangzhou, 510370
The People’s Republic of China

Item 2(c).	Citizenship: Elegant Motion Holdings Limited is a British Virgin Islands company. Eric Ya Shen and Xiaochun Zhang are both citizens of the People’s Republic of China.
Item 2(d).	Title of Class of Securities. Class A Ordinary Shares, par value $0.0001 per share.
Item 2(e).	CUSIP Number. G93629106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

The information required by Items 4(a) — (c)  and set forth in rows 5 through 11 of the cover page for each reporting person hereto is incorporated by reference for each such reporting person.

Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) held by each reporting person were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by the reporting person. The percentages used herein are calculated based upon 115,264,189 ordinary shares (consisting of 98,753,831 Class A ordinary shares and 16,510,358 Class B ordinary shares), par value US$0.0001 per share, of the Company issued and outstanding as of December 31, 2014.

Elegant Motion Holdings Limited, a British Virgin Islands company, is the record owner of 16,510,358 Class B ordinary shares of the Company (the “Shares”).  Elegant Motion Holdings Limited is ultimately wholly owned by the SYZXC Trust.  Under the terms of the SYZXC Trust, Eric Ya Shen and his wife Xiaochun Zhang have the power to direct the trustee with respect to the retention or disposal of the Shares and the exercise of any voting and other rights attached to the Shares.  Other than the trustee, no other person has the power to direct the receipt of dividends from, or proceeds from the sale of the Shares.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Shen and Ms. Zhang may be deemed to beneficially own all the Shares held by Elegant Motion Holdings Limited.

As of December 31, 2014, the aggregate voting power of Elegant Motion Holdings Limited is 62.6%.  Each holder of Class A ordinary shares of the Company is entitled to one vote per share, and each holder of Class B ordinary shares of the Company is entitled to 10 votes per share.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015

Elegant Motion Holdings Limited	By:	/s/ Stepway Limited

Name: Stepway Limited

Title: Director

Eric Ya Shen		/s/ Eric Ya Shen
Eric Ya Shen

Xiaochun Zhang		/s/ Xiaochun Zhang
Xiaochun Zhang

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement